SYNEX INTERNATIONAL INC.
400 – 1444 Alberni Street
Vancouver, British Columbia V6G 2Z4
Phone: (604) 688-827 Fax: (604) 6



03022154

May 16, 2003

L1004-14/4

SUPPL

SECURITIESAND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington DC 20549

REFERENCE ~~82-8362~~ 82-862
FILING OF CORPORATE INFORMATION

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose the following document(s) which has (have) either been mailed to the shareholders of our public company or disseminated as a News Release:

1. News Release dated May 15, 2003 and entitled "Synex International Third Quarter Report for Fiscal 2003" (1 copy).

As you require, our reference number **82-8362** is shown at the top right hand corner

Yours truly,
SYNEX INTERNATIONAL INC.

Alan W. Stephens
Corporate Secretary

Enclosure(s)

L1004.14.SECfiling

NEWS RELEASE

TSX : SXI

May 16, 2003

SYNEX INTERNATIONAL INC.
THIRD QUARTER REPORT FOR FISCAL 2003

The financial performance for the nine months ended March 31, 2003 was dominated by the sale of the shares of Synex Systems Corporation to Lasata Pty. Ltd. of Australia. Lasata assumed ownership on October 1, 2002 and the Company received cash in the amount of $2,500,000 plus an estimated $475,000 for working capital, subject to a holdback of $275,000 pending collection of the outstanding accounts. As at March 31, 2003, the total amount of outstanding accounts pending collection was $100,905. Lasata has agreed to assume the office rental obligation for about 60% of the existing space for a period of two years. During this quarter, Synex has provided a reserve in the amount of $520,000 to cover rent commitments to the end of the office lease in 2008 in the event that Lasata vacates the office space at the end of the two years and thereafter Synex is unable to efficiently utilize or sublet the office space. The gain on sale of the software division after the reserve was $1,656,094. Net income after taxes and earnings per share for the nine months ended March 31, 2003 were $1,495,606 and $0.10 respectively.

For continuing operations, which excludes the software division, revenue for the nine months ended March 31, 2003 increased to $948,547 from $840,901 for the corresponding period in the previous year. For the nine months there was a net loss after taxes of $188,750 as compared to a net income of $89,404 for the corresponding period in the previous year. Included in the results for the nine month period ended March 31, 2003 is a provision for a currency loss of about $140,000 due to changes in the exchange rate in respect of the United States dollar loan receivable. The loss per share from continuing operations for the nine months was $0.01, compared to earnings per share of $0.01 for the previous year.

Energy Division: Revenue for the nine months increased to $823,488 from $342,886 for the previous year with a segment operating profit of $124,736 as compared to $109,174 in the corresponding period in the previous year. The segment revenue and operating profit includes the one-time gain of $295,562 on sale of the shares that Synex Energy held in Synex Systems Corporation.

Synex Energy has a Convertible Loan (in US dollars) with New World Power Corporation, which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest is secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. Synex Energy and New World executed a Stock Purchase Agreement dated October 22, 2002, which was scheduled to close on or before December 31, 2003. The Agreement was subject to approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine. New World did not solicit the approval of all of its shareholders nor did it provide some of the requested disclosure information to Synex Energy. Accordingly, the Agreement did not close on December 31, 2002. In early January 2003, Synex Energy proceeded with the necessary steps for the potential acquisition of the assets of Wolverine Power Corporation under a foreclosure procedure that is scheduled to be completed in early July 2003.

During the third quarter, efforts were concentrated on the design and construction of the Mears Creek Hydroelectric Project. The turbine/generator, powerhouse building frame, building crane, electrical switchgear and high voltage transformer have been ordered, with scheduled delivery dates on or before September 30, 2003. The arrangement for debt financing has been advanced and it is anticipated that the construction of the penstock and powerhouse will commence before the end of June 2003. The Mears Creek Project is scheduled to be completed by mid-January 2004.

Synex Energy is also advancing regulatory and design work on three other projects located on Vancouver Island, British Columbia; the Kyuquot electrical utility; a 3 MW hydroelectric plant on McKelvie Creek; and a 3 MW hydroelectric plant on Cypress Creek. In March 2003, BC Hydro announced that the Cypress Creek Project was qualified to submit a tender in August 2003 under its "Green Energy" proposal call. The successful tenders to BC Hydro are expected to receive Electricity Purchase Agreements in November 2003.

Synex Energy is a significant shareholder of Coast Mountain Power Corp., holding over 9% of its outstanding shares. During the third quarter, Coast Mountain received an Environmental Assessment Certificate with respect to its proposed 100 MW Forrest Kerr Hydroelectric Project and was qualified by BC Hydro to submit a tender in August 2003 under its "Green Energy" proposal call

Engineering Division: The engineering division was active on a number of assignments for the energy division and others, mainly in respect of hydroelectric opportunities in British Columbia. Revenue from external customers for the nine-month period was $603,123 as compared to $439,287 in the previous year and segment operating profit increased to $98,104 from $86,405.

Outlook: The Company is proceeding with the Mears Creek Project as well as advancing a number of other energy prospects and anticipates a progressive transition from a diversified company with interests in energy and software development to re-establishing its position as an owner and active developer of hydroelectric plants and electrical energy projects.



Greg Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286